Exhibit 99.1

Annual Review 2006 leadership in formulation science

ICI is one of the world’s leading coatings,
adhesives, starch and synthetic polymer
businesses with products and ingredients
developed for a wide range of markets.

Our vision is to become the leader in formulation
science.We have, and will continue to build, a
portfolio of businesses that are leaders within their
respective industries, bringing together outstanding
knowledge of customer needs with leading edge
technology platforms to create and deliver
products that provide superior performance.

As a result of significant and sustained
performance improvement, we aim to be one of
the leading creators of shareholder return in our
industry, without compromising our commitment
to safety, health and the environment and the
communities in which we operate.

01	Financial highlights

02	Statement by the Chairman and the Chief Executive

05	ICI Group strategy and progress

08	Sustainability

09	Chief Financial Officer’s review

13	Board of Directors and Executive Management Team

14	Summary corporate governance report

16	Summary remuneration report

18	Summary accounts and auditor’s statement

20	Notes relating to the summary financial statement

23	Shareholder information

24	Forward-looking statements

25	Definitions

The Notice convening the Company’s Annual General Meeting in 2007 is set out on pages 5 to 8 of the Letter to Shareholders and Notice of
Annual General Meeting 2007 dated 19 March 2007.

A list of definitions appears on page 25 of this review.

The Group also publishes a full Annual Report and an annual Sustainability Review. Both are available, along with a copy of this Annual Review, on ICI’s corporate website www.ici.com

Celebrating ICI’s 80th year of innovation in chemistry and formulation science

Back to Contents

Financial highlights

2006 was another year of good progress,
as we continued to deliver the performance
improvements set out in our last strategic plan.

Continuing	Adjusted Profit	Return on
Group Sales*	Before Tax*	Capital Employed*
up	up	up
5%	8%	1.7%
to £4,845m (2005 £4,601m)	to £407m (2005 £377m)	to 18.3% (2005 16.6%)

Earnings per	Adjusted Earnings
£1 Ordinary Share*	Per Share*	Post-retirement benefits deficit
down	up	improved
24%	17%	£383m
to 24.9p (2005 32.9p)	to 31.6p (2005 27.1p)	to £1,305m (2005 £1,688m)

*For definition see page 25.

1926	1929	1931	1932
ICI is formed by the merger of four of the largest UK chemical companies.	The Company has progressive employment policies, offering a discounted share scheme for employees and in 1929 convening its first workers council.	ICI’s profits fall following the 1929 stock market crash, reaching a low in 1931 of £4m on £100m capital employed.	‘Perspex’ is developed by ICI scientist John Crawford, along with a cost-effective production process.

ICI Annual Review 2006 01

Back to Contents

Statement by the Chairman and the Chief Executive

Statement by the Chairman and the Chief Executive
During 2006, we made major progress in focusing our business;
as a result of the Quest and Uniqema disposals, ICI will have a focused portfolio of market-leading coatings, adhesives, starch and synthetic polymer businesses combined with a significantly stronger balance sheet.

During 2006, we made major progress in focusing our business portfolio, with the sales of Uniqema, completed in September, and Quest, with completion expected during the first quarter of 2007. These disposals enable ICI to focus on its coatings, adhesives, starch and synthetic polymer businesses. The restructuring of ICI continues and in May we announced a further transformation programme that will take the Company through to 2011.

Furthermore, we continued to deliver the operating performance improvements set out in our last strategic plan. Against a backdrop of mixed trading conditions, the Group delivered good overall results, with solid sales growth, sustained trading margins and a 17% increase in adjusted earnings per share. These were achieved despite further rises in raw material costs and weakness in the North American market for decorative paint.

Our focus on emerging markets continues to deliver good results with sales from our Paints and National Starch businesses in developing countries in Asia growing over 14%. National Starch and Paints opened a new manufacturing centre in China for resins and other polymers. Construction of a second Paints plant in Vietnam was also completed. In addition, we continue to develop our businesses in Latin America, Eastern Europe and the Middle East.

We are also pleased to report a significant strengthening of ICI’s balance sheet. Including the Uniqema disposal proceeds, Group net debt over the year fell from £763m to £329m – a major change from the late 1990s when year-end net debt peaked at over £4bn. Additionally, ICI’s overall post-retirement benefit deficit fell from £1.7bn to £1.3bn, on an IFRS basis, during 2006. We expect further reduction in net debt and the pension fund deficit following the completion of the Quest disposal.

Major business portfolio developments
As a result of the Quest and Uniqema disposals, ICI will have a focused portfolio of market-leading coatings, adhesives, starch and synthetic polymer businesses combined with a significantly stronger balance sheet.

The Uniqema disposal to Croda International Plc was completed in September for a gross consideration of £410m. We would like to thank all Uniqema employees for their great service to ICI, and their endeavours to improve the performance of the business during a challenging period.

In November, we announced the agreed sale of Quest to Givaudan SA for £1.2bn. The consideration obtained by ICI reflects the strategic value of Quest to Givaudan as it enables them to increase their leadership in the global flavours and fragrance industry. It also reflects the positive trend of Quest’s performance in recent quarters.

We would like to thank the Quest team for their outstanding efforts in rebuilding the performance and value of the business over the past three years.

From Turnaround to Transformation
As a result of these recent developments combined with the performance improvements delivered through restructuring, ICI has moved from a turnaround strategy, which we embarked on in 2003, to one of transformation, which we signalled in part with our restructuring plans announced in May 2006. Delivery of our transformation strategy will focus on three important levers – accelerating profitable growth, sustaining our improvements in operational effectiveness and developing a culture of sustainable improvement.

We will focus on accelerating profitable growth by:

Peter B Ellwood CBE Chairman

John D G McAdam Chief Executive

	•	continuing the focus on the successful development of our core businesses in developing markets in Asia, Eastern Europe and Latin America;

	•	increased focus on technology: our research resources will concentrate on 14 science pillars, which will support ICI’s innovation programmes across all our paints, adhesives, polymer and starch businesses. This will help deliver a more significant contribution from new products to future revenues; and

	•	strengthening our target market positions through selected acquisitions, innovative technology alliances and other investments.

1933	1936	1941
‘Polythene’, the first plastic, is created by ICI scientists as a result of a laboratory mistake.	ICI’s Board grants a modest five-year £15,000 budget for pharmaceutical research, paving the way for some of the century’s greatest medical treatments.	Scientists J R Whinfield and JT Dickson joined ICI where, in 1941, they complete their earlier work on ‘Terylene’, the first polyester fibre.

02 ICI Annual Review 2006	www.ici.com

Back to Contents

Statement by the Chairman and the Chief Executive

Operational effectiveness will continue to be a strong area of focus for the Group, driven by a £340m investment expected to deliver £170m of savings per annum by 2011. Restructuring savings delivered in 2006, compared with 2003, amounted to £130m; £122m from the 2003 programme and £8m from the 2006 programme.

Developing a culture of sustainable improvement will focus on a series of pan-ICI initiatives that will leverage the organisation’s combined strengths and expertise, underpinned by a set of eight guiding principles that will align the values and behaviours of all our employees around the Group Strategy.

The Group’s commitment to sustainability is reflected in our focus on economic, social and environmental performance improvement. In May, we published final results against our Challenge 2005 objectives and launched new Challenge 2010 objectives. Whilst not achieving every goal in the previous five-year plan, we were pleased with our progress. In establishing these new Challenge 2010 objectives we worked with a number of external stakeholders to identify a broad and challenging sustainability agenda which focuses on areas of direct relevance to our business portfolio. In addition, ICI remains a member of the Dow Jones Sustainability Index and a member of the FTSE4Good Index, important benchmark indices for responsible investors.

People
During 2006, Bill Powell stepped down from the ICI Board and retired from the Company after 30 years of service with National Starch. Len Berlik, formerly Chief Executive of Uniqema, retired from the Company at the end of the year after more than 30 years’ service. The Board would like to thank both Bill and Len for their contribution to the successful development of ICI in recent years.

Total Shareholder Return
ICI aims to be amongst the leading creators of shareholder return in its industry. During 2006, the Group made significant progress with a return of over 39% in the year, compared to a FTSE100 return of 15%, reflecting the many positive strategic and operational developments for the Group.

Outlook
The outlook for ICI remains positive. Though there are few signs of improvement in the North American market for decorative paint, our businesses in developing markets look set to deliver a solid performance. Combined with the incremental benefits of further restructuring, ICI expects to make further progress in 2007.

Our shareholders, employees and customers continue to provide strong support to ICI and we thank them for their ongoing trust and confidence. We are mindful of our financial responsibility to all shareholders and the need always to act with the highest standards of integrity and transparency. We remain committed to achieving both as we develop the business.

Peter B Ellwood CBE Chairman

John D G McAdam Chief Executive

22 February 2007

1945	1953	1953
ICI scientists Drs Frank Rose, Frank Curd and Garnet Davey invent synthetic drug ‘Paludrine’, the first really effective anti-malarial treatment.	‘Fluothane’ is introduced in 1953 as the first replacement for chloroform and ether, becoming the most commonly used anaesthetic in the western world.	Scientists in ICI’s Fibres Division develop the first colour-fast textile dyes.

www.ici.com	ICI Annual Review 2006 03

Back to Contents

ICI Group strategy and progress

Where we operate and our brand portfolio
ICI is one of the world’s leading coatings, adhesives, starch and synthetic polymer businesses with products and ingredients developed for a wide range of markets.

Group revenue by customer location – continuing operations

‘Dulux’ is one of the world’s best-known decorative paint brands with a strong presence in Asia, a fast-growing market for paint.	National Starch’s ‘EASY-PAC’ gives customers the lowest temperature packaging adhesive on the market along with low-maintenance application technology.	‘Hi-maize’ is a fast-growing range of slowly digestible starches that act as dietary fibre when added to foods, from bread to breakfast cereal.	ICI Paints scientists have reformulated ‘Cuprinol’ exterior wood treatment into a popular, easy to apply sprayable format.	Elotex’s specialty construction polymers are in demand in China’s fast-growing construction market.

Specialty polymers from National Starch give fixative, conditioning, thickening, aesthetic or convenience properties and characteristics to hair care and skin care products.	Alco Chemical’s unique natural, starch-based polymers provide effective and environmentally safe treatment for effluent water.	“We know the colours that go”, ‘Dulux’ UK’s 2006 advertising campaign, helped support further growth in a challenging DIY market.	Ablestik is a world leading supplier of adhesives that connect and protect integrated circuits in phone cameras, MP3 players, computers and electronic game systems.	ICI’s paints are market leaders in Argentina and Uruguay with a strong number two position in Brazil.

Mid-1950s	1962	1963
ICI scientists develop MDI, a safe and inexpensive insulating foam, allowing growth of refrigerated transport, frozen foods, domestic refrigerators and building insulation.	ICI scientists led by Dr William Boon develop environmentally sensitive crop protective pesticide ‘Paraquat’.	The ‘Dulux dog’ appears for the first time in ICI Paints advertisements. ‘Brilliant White’ ‘Dulux’ paint is launched about this time.

04 ICI Annual Review 2006	www.ici.com

Back to Contents

ICI Group strategy and progress

ICI Group strategy and progress
ICI is now well positioned to focus on transforming the
performance of its core businesses. As a result, ICI’s future development will focus on accelerating profitable growth,
improving operational effectiveness and developing a culture of sustainable improvement.

FROM TURNAROUND

ICI’s Vision
ICI’s vision is to become the leader in formulation science, creating complex mixtures that deliver the effects valued by consumers and customers. To achieve this leadership goal, and through this create superior returns for shareholders, the Group is building a portfolio of businesses that are leaders in their respective industries, bringing together consumer understanding, outstanding knowledge of customer needs and processes, and leading edge technology platforms to provide a distinctive, competitive advantage for its customers.

Strategic alignment of ICI’s businesses
At the last strategic review, ICI’s business units were evaluated in terms of market attractiveness (e.g. financial strength and sustainability) and competitive position (e.g. quality of products, technology and market share). Reflecting their different strengths and weaknesses, each business was then mapped onto the 2x2 matrix shown below. This matrix is fundamental to the strategic development of the business. For example, ICI intends to invest to support growth in businesses with strong positions in high-growth markets – the “grow aggressively” segments – which are more attractive in the long term. In contrast, ICI will invest to improve cost and capital effectiveness in its businesses in relatively low growth markets – the “maintain selectively” segments – with the aim of continued cost effectiveness and resilient financial performance.

ICI’s strategic matrix[1]
Strategic stance

Maintain aggressively	Grow aggressively
Paints North America	Paints Asia
Paints UK & Ireland	Adhesives Asia
Packaging Coatings	Starch Asia
Pan-Atlantic Adhesives	Electronic Materials
Pan-Atlantic Starch

Maintain selectively	Grow selectively
Regional and Industrial	Specialty Polymers
Paints Continental Europe
Paints Latin America
Adhesives Latin America
Starch Latin America

Strategic approach

1	Continuing businesses only.

Strategic focus on performance improvement
As a result of an underperformance in a number of ICI’s businesses in the years up to 2003, ICI had found itself in challenging financial circumstances and a turnaround in performance was required, driven by operational improvement initiatives within ICI. As a result, ICI pursued a clear strategy to create and capture additional value from three principal sources:

•	Differentiated resource allocation Investing in technology and marketing in those businesses where sustainable competitive advantage can be created;

•	Cost and capital effectiveness
Achieving a step-change in cost and capital effectiveness for ICI overall – in the near term through the successful delivery of restructuring, and sustainably through changing the organisation, culture and behaviour in ICI to consistently deliver improvements; and

•	Strategy execution A greater focus on strategy execution, upgrading operational capabilities and enhancing rewards for short- to medium-term performance delivery.

The strategy was underpinned by a clear set of strategic plan targets that focused attention on delivering appropriate levels of sales growth, improving trading margin and returns on capital employed and generating sustained cash flow.

This turnaround strategy has continued through 2006 and examples of what has been done can be found in the following section as well as in the business descriptions on pages 9 to 11.

Strategic Progress in 2006
Overall, 2006 has been another good year with ICI making further strategic progress. Against the strategic plan targets, comparable sales growth of 6% compared well with estimated real growth in global GDP of 3.9%* . In addition, after adjusting for discontinued activities, our businesses sustained their improved efficiency despite some cost pressures, with overall trading margin unchanged from 2005 at 10.4% .. Taken together with improved capital management, this has helped the Group improve return on capital employed on the same basis by 1.7%, to 18.3%, and again generate positive cash flow before acquisitions and divestments of £26m in 2006 (2005 £170m) despite increased pension contributions and restructuring costs.

*	Source: Oxford Economics December 2006

1965	1968-71	1971	1984
ICI launches ‘Inderal’, the first beta-blocker for treatment of hypertension and other heart ailments, created by Sir James Black. He later wins a Nobel Prize for medicine.	ICI develops protein substitute, ‘Pruteen’. A commercial failure for ICI, it leads others to develop high-fibre, low calorie, no cholesterol protein replacements.	The acquisition of Atlas Chemical Industries in 1971 gives ICI a base for expansion into the USA.	ICI is the first UK listed company to achieve £1bn in annual pre-tax profits.

www.ici.com	ICI Annual Review 2006 05

Back to Contents

ICI Group strategy and progress

TO TRANSFORMATION

Overall, comparable sales growth for continuing businesses which ICI intends to “grow aggressively” was over 10% in 2006. Capital expenditure for these operations was in excess of depreciation as the businesses made further investments in growth opportunities. Paints and National Starch commissioned a joint facility in Shanghai to manufacture a range of specialty resins and polymers for adhesive and coating products. In addition, ICI began construction of a new technology centre in Shanghai and ICI Paints invested in new manufacturing projects in China and Vietnam. Product innovation was once again a strong driver of new business and the Group maintained its investments in research and development (R&D), as well as applications engineering, to support growth.

Both ICI Paints and National Starch made good progress in the key developing economies of Asia with full year comparable growth of 16% for the Decorative Paint business and 13% for National Starch. As a result, together with the impact of divestments, reported sales in Asia were 27% (2005 24%) of the Group total.

At the same time as investing in “grow” businesses ICI sustained its focus on restructuring, principally benefiting its “maintain” activities. Cumulative savings from the programme launched in 2003 reached £122m. In May, the Group launched a major new programme that will take the Group through to 2011, expected to deliver gross cost savings per annum of some £170m from a net cash investment of around £340m.

2006 key performance indicators

Title	Description	Performance to date

Sales Growth	Average sales (revenue) growth at, or better than, the growth in real GDP over the four-year period 2004 to 2007	Average sales growth over plan period to the end of 2006 is 6%, above the estimated rate of growth in real GDP of 3.8%*

Group trading margin expansion	Increase by an average of 0.5% per annum from 2003 to 2007	Increased by on average 0.5% over last three years

Improved return on capital employed	Increase by an average of 1% per annum, to around 14% in 2007	Increased by on average 1.8% over the last three years

Cash flow	Generate positive cash flow before acquisitions and divestments on a sustainable basis from 2005 onwards	Positive cash flows every year since 2004

*	Source: Oxford Economics, December 2006

There were several major strategic moves made during the year that will have a significant impact on ICI going forward. In September 2006, ICI completed the sale of Uniqema, its oleochemicals and derivatives business, to Croda International Plc for £410m. In November, ICI announced the proposed sale of Quest to Givaudan SA for £1.2bn.

Developing ICI’s strategy for 2007 onwards
As a result of these two major divestments, together with the improved financial performance of the remaining businesses, ICI is now well positioned to focus on transforming the performance of its core businesses rather than just securing a turnaround. As a result, ICI’s future development will focus on three major areas of activity:

•	accelerating profitable growth;

•	continuing to make substantial improvements to operational effectiveness; and

•	creating a culture of sustainable improvement.

Against each of these the Group has set out a number of targeted key performance indicators that align the delivery of change and performance within the organisation with the strategic objectives. These are explained in more detail below.

ICI will focus on accelerating profitable growth through a combination of organic and acquisition growth. The Group has been successful in leveraging its strong technologies and consumer insight to develop products needed by its customers in their end markets. Going forward, there will be greater focus on aligning R&D and product development across the Group, leveraging ICI’s vision of leadership in formulation science with investments in an enhanced technology organisation. In addition, improved organic growth is expected to be supplemented by acquisitions in the core coatings, adhesives, starch and synthetic polymer businesses. These will focus on strengthening ICI’s competitive position, in terms of regional and market exposures, specific target customers and innovative technologies. Over time, the objective is to strengthen ICI’s leadership positions in its chosen markets where it can sustain profitable growth and competitive advantage.

Related key performance indicators

Title	Description	Comments

Strengthen target market positions	Establish or strengthen #1 or #2 positions in attractive market niches that can sustain profitable growth	Developing strong market positions with good competitive advantage will help secure profitable growth in the long term

Capitalise on high growth developing markets	Grow ICI’s business in target developing markets at an average three times the rate of growth of global GDP	Strong sales growth for ICI’s “growth” businesses in target developing markets is closely aligned to establishing a competitively advantaged, more profitable business in these attractive markets

Use innovation to drive profitable growth	Sustain at least a 25% contribution to annual sales from products developed in the last three years	Commercialising new products which address key customer needs for innovation and value will contribute to profitable growth and improved trading margins

1990	1993	1994
ICI launches ‘SHE Challenge 1995’, its first five-year safety, health and environmental improvement programme.	ICI de-merges its pharmaceutical and agrochemicals division to form Zeneca PLC, now AstraZeneca PLC.	ICI opens its first Paints plant in the People’s Republic of China, after re-entering the market in 1990 following a 34-year absence.

06 ICI Annual Review 2006	www.ici.com

Back to Contents

ICI Group strategy and progress

At the same time, ICI will sustain its programme of restructuring to improve operational effectiveness across the Group. The initiatives, started in 2006, bring a new focus on shared services and pan-ICI functional efficiencies. This includes transforming ICI’s IT infrastructure, Finance and Human Resource activities. Together with strong commercial management this should enable ICI to sustain good margins relative to appropriate industry peers.

Related key performance indicators

Title	Description	Comments

Top quartile profitability	ICI’s trading margins should be top quartile against a range of industry peers	Against industry benchmarks, deliver performance which positions ICI as one of the best in class. Against an average of industry peers ICI should expect to sustain upper quartile performance

Improved return on capital	Improve ROCE by on average 1.0% over the next four years to 2010, adjusting for the impact of acquisitions and divestments	Since 2003 ICI has made significant improvements in ROCE (1.8% per annum on average). With an increased focus on transforming the performance of ICI through investing in the growth opportunities and capabilities of the business, ROCE growth is expected to slow. As a result, our new goal will be to improve returns by on average 1.0% per annum

Underpinning these initiatives, ICI will develop a culture of sustainable improvement, investing where necessary to support the accelerated profitable growth objectives and its commitment to sustainability. ICI’s people and culture are reflected in a major initiative within the Group to embed a series of values and principles collectively known as “The ICI Way”. This process is expected to take a number of years and should help align ICI’s people around the transformation strategy. In addition, the Group’s long standing five-year Challenge programmes which contain numerous targets for improvement in ICI’s operations, health & safety, environmental performance, supply chain and other external relationships, underpin the commitment to sustainability, which remains at the heart of ICI’s approach to doing business.

Related key performance indicators

Title	Description	Comments

Safe working environment	Achieve the 2010 milestone total reportable case (TRC) rate of 0.56	The Group remains focused on continual improvement initiatives which should sustain the progress to date and help achieve the 2010 milestone

Environmental impact	Reduce greenhouse gas emissions per tonne of production by 5% by 2010	Greenhouse gas emissions (including CO2 is one of many environmental measures adopted by the Group and reflects a critical area of long-term importance to the environment. ICI’s absolute emissions are already 95% below the levels of 1990, with over half of this reduction achieved through performance improvement during three Challenge periods. A further 5% reduction per tonne of production by 2010 would reflect additional good progress

Functional strategies
Alongside these broad strategic objectives for ICI, the Group has a number of individual functional strategies led by the senior management boards. The functional strategies for Technology (Research and Development) and Sustainability are central to ICI’s vision for leadership in formulation science. The Technology function will contribute to accelerating profitable growth by creating customer-focused, business-led innovations; developing leadership in formulation science in part by leveraging shared science platforms, notably in coatings and adhesion; building our technical capability in developing markets; and using a focused organisation which has advanced tools for knowledge management.

Through our Sustainability Challenge 2010 programme, ICI aims to meet the expectations of customers, consumers and other stakeholders in a sustainable way that is responsible, enhances quality of life and makes money. Summary information about Sustainability is set out on page 8. More detail on ICI strategies for Technology and Sustainability can be found in the ICI Annual Report 2007 and on the corporate website: www.ici.com

Procurement purchases in excess of £3bn of raw materials, consumables and services each year. Our procurement strategy looks to reduce the cost of bought in materials and services whilst maximising the security and sustainability of supply. In 2006 the procurement team completed over 25 key commodity or raw material strategies and put in place five major supplier strategies. During 2007, the procurement function will be implementing additional commodity and supplier strategies and undertaking a functional capability review in several key areas of operation.

Finance and Human Resources are implementing organisational models that leverage centres of excellence (for example in taxation, treasury, recruitment and reward), utilise shared service infrastructures for routine activities and provide focused resources for business partnering to help improve the quality of commercial and strategic decision making.

Within Information Technology, ICI is improving its infrastructure and undertaking a major programme of enterprise resource planning development (ERP), initially within the Paints, Adhesives and Electronic Materials businesses. As a result of this long-term initiative, the Group should benefit from improved management information and greater process efficiencies and controls, as well as higher levels of customer service.

1997	1998	1999-2000	2002
The Company begins to transform its portfolio, buying Unilever’s Speciality Chemicals Division.	ICI Paints opens a second plant in China, built to produce 35 million litres of water-borne paint annually.	ICI essentially completes its bulk chemical divestments after more than 50 transactions, although debt remains.	£834m rights issue restores ICI’s financial stability and sustains credit ratings.

www.ici.com	ICI Annual Review 2006 07

Back to Contents

Sustainability

Sustainability
ICI made good progress against our sustainability strategy in 2006.

During 2006, ICI further embedded sustainable practices into the way we do business. We have expanded the scope of the activity well beyond our historic focus on safety, health and environmental improvement, although these remain central to the way we operate. Through a strategy approved by the Board and launched in 2006 called “The ICI Way”, we have integrated the essential components of a socially responsible, environmentally sound and economically viable business.

“The ICI Way” includes:

•	enhancing our existing corporate governance and auditing processes;

•	incorporating sustainable concepts into our customer relationships and our product innovation processes;

•	formalising our engagement approach and long-term relationships with key stakeholder groups, including Non-Governmental Organisations (NGOs), regulators, employees and communities;

•	ensuring a safe and healthy, as well as a stimulating and rewarding workplace for our employees; and

•	improving our environmental footprint, especially in our long-term goal to eliminate all emissions of hazardous materials.

Specific objectives are set out in our fourth set of five-year programmes to achieve continuous improvement in sustainability – Sustainability Challenge 2010.

Key areas of activity in 2006 included revision of the ICI Code of Conduct to reflect best practice. During 2007, all employees worldwide will be trained in the new Code through workshops and online programmes, with additional training in antitrust law for all appropriate staff.

Although our Operations (manufacturing) Board launched a Company-wide energy reduction project in 2006 as part of our goal to deliver continuous improvement in our environmental impact and operating costs. The focus is on medium-sized sites, with each site setting stretch improvement objectives ahead of our Challenge 2010 target of a 5% energy reduction per tonne of production between 2005 and 2010.

We continue to work with customers to understand their expectations of us as a supplier in contributing to their sustainable performance, particularly in developing products that have sustainability benefits – which can be a competitive differentiator. Our Paints business is working with a major customer and Forum for the Future, a sustainability charity, on a UK Department of Trade and Industry-funded project to develop smarter ways to reduce the overall life cycle impact of decorative paints.

We also are extending our own supplier assessment programme, using the principles of the UN Global Compact, to ensure compliance with broader social standards as well as ICI’s own product stewardship standards. Following our pilot, we will plan how to assess all key suppliers against these standards on an ongoing basis.

ICI had the need for careful risk assessment of suppliers reinforced when a small supplier in Brazil was found to be employing children on its site. ICI has ceased trading with this supplier and is working with local NGOs which help companies address this issue.

ICI made progress during 2006 in developing our employees’ capabilities in line with corporate strategy. For example, we are preparing to staff our new China Technology Centre (CTC), currently under construction in Shanghai, by recruiting science graduates from China’s top universities and posting them to our existing key research and development centres in the US and UK to gain experience in ICI’s technology. They will then transfer to the CTC which will be an important research hub within ICI’s global R&D network.

ICI remains in the upper quartile of peer companies in our comparator group, the American Chemistry Council, for employee health and safety. Although our performance continues to improve we are behind our own challenging milestones. With great regret we report two contractor fatalities on our sites during 2006 – the first fatalities involving operations, rather than motor vehicle incidents, since 2000. We always extract learning from these incidents and clearly must not lose the focus required to ensure our employees and contractors are safe at work.

However, overall, we made substantial progress in our sustainable development in 2006. We are also pleased to report that for 2007 ICI has retained its place on the Dow Jones Sustainability Index, as well as on the FTSE4Good Index.

More information on our 2006 sustainability performance will be available from May 2007 in the ICI Sustainability Review, with more detail available on ICI’s corporate website, www.ici.com/sustainability

2003	2004	2005	2006
Newly appointed CEO John McAdam announces a new strategy, with an emphasis on differential investment in high growth regions or product markets and four principal financial targets.	The Company achieves all four strategic objectives, delivering on its cash target ahead of schedule.	National’s Electronic Materials business expands operations in Asia, opening a new full service facility in Shanghai.	ICI establishes itself as a focused coatings, adhesives, starch and specialty polymers business with the sale of Uniqema and the proposed divestment of Quest.

08 ICI Annual Review 2006	www.ici.com

Back to Contents

Chief Financial Officer’s review

Chief Financial Officer’s review
ICI continued to make good financial progress in 2006 despite some difficult trading conditions for Paints in North America. Paints and
National Starch both grew sales and trading profits, working capital efficiency improved and cash flow before acquisitions and divestments was again positive. Net debt improved by £434m, the post-retirement benefit deficit reduced by £383m, and our adjusted tax rate fell to
17%. As a result, adjusted earnings per share rose by 17%.

Alan Brown Chief Financial Officer

Summary financial statement
ICI continued to make steady progress in 2006 despite some difficult trading conditions. For the continuing Group, sales growth of 5% as reported reflected success with increasing selling prices in the face of increasing raw material and energy costs, together with approximately 3% volume growth. On a comparable basis, sales for the Paints business increased by 5% and for National Starch 8%, whilst the Regional and Industrial businesses were 5% ahead. Regionally, comparable sales in Asia grew 10%, Latin America 8%, Europe 5% and in North America 4% despite difficult trading conditions for the decorative Paints business in this region.

Increases in selling prices recovered the monetary impact of higher raw material and energy costs, but gross margin percentages were lower than in 2005. Costs below gross margin increased from last year, due in part to additional promotional spend and also in support of activities in key strategic growth areas. However, trading profit for the continuing Group, of £502m for the year, was 5% higher than 2005 as reported, with both Paints and National Starch ahead. As anticipated, Regional and Industrial experienced significantly weaker trading margins and trading profit was 28% lower than in 2005.

Adjusted profit before tax for the continuing Group was £407m, 8% ahead of 2005 and adjusted earnings per share of 31.6p were 17% higher, reflecting lower financing costs as our balance sheet improves and also a reduction in our adjusted tax rate from 21% to 17%. Adjusted net profit attributable to the equity holders of ICI was £375m, £54m ahead of 2005, whilst net profit after special items for the total Group was £329m compared with £420m last year.

2006 business results
Basis of presentation
The following business commentaries refer to comparable results unless otherwise stated. References to ‘trading profit’ relate to operating profit before special items.

During the year, the Group has changed its reporting segments. The National Starch business, previously reported as one segment, is now reported as four segments: adhesives, specialty starches, specialty polymers and electronic materials. This change reflects a move to global business units during 2006. Current and prior year segment information has been updated for the change.

Continuing operations
Paints
The Paints business had a mixed year. Sales growth was particularly strong for Decorative Asia. In addition, Decorative UK and Ireland, Decorative Latin America and Packaging Coatings all delivered good growth. However, trading conditions were weak for Decorative North America. Consequently, trading profit at £257m was 2% ahead of 2005 on a comparable basis.

There was continued investment in new product technologies and marketing, particularly in the “grow aggressively” businesses of Paints and in markets where ICI has a strong position. A second paints manufacturing plant was built in Vietnam to serve the local decorative market, bringing the number of manufacturing facilities in Asia to 14.

With good volumes, the Decorative Paints business in the UK and Republic of Ireland increased sales by 7% despite mixed trading conditions. Advertising helped growth in the retail market, and restructuring benefits limited the increase in costs. Trading profit was well ahead of 2005.

In Decorative Continental Europe, good sales growth in the developing markets of eastern Europe was partially offset by weak trading in Germany and France. Trading profit was lower than 2005.

Sales for Decorative North America were 1% ahead of last year. Significant raw material inflation resulted in higher selling prices but reduced margins, while declining demand in the housing market and in DIY resulted in lower volumes than 2005. Trading profit was well down on last year.

Decorative Asia delivered good trading profit growth and strong sales growth was seen in China and India. The business strengthened its leading brand positions in the key developing economies with the expansion of retail distribution and a number of new product launches.

2010	2011
Sustainability Challenge 2010 objectives focus on essential elements of a sustainable business: economically viable, socially responsible and environmentally sound.	In May 2006, ICI announces a transformation programme for 2006 – 2011 aiming to increase profitable growth, achieve cost efficiencies of some £170m and deliver greater operational effectiveness across ICI.

ICI Annual Review 2006 09

Back to Contents

Chief Financial Officer’s review

					Segment profit
	Revenue				before special items

			Actual	Comparable*			Actual	Comparable*
			increase/	increase/			increase/	increase/
	2006	2005	(decrease)	(decrease)	2006	2005	(decrease)	(decrease)
	£m	£m	%	%	£m	£m	%	%

Continuing operations

Paints	2,414	2,306	5	5	257	253	1	2

Adhesives	1,052	1,005	5	5	83	75	10	8

Specialty Starches	502	465	8	8	60	43	39	38

Specialty Polymers	266	228	17	18	48	46	5	6

Electronic Materials	203	187	9	11	51	50	3	5

Total National Starch	2,023	1,885	7	8	242	214	13	13

Regional and Industrial	431	433	(1)	5	37	51	(28)	(26)

Total reporting segments	4,868	4,624	5	6	536	518	4	4

Corporate and other	3	3	n.m.	n.m.	(34)	(39)	n.m.	n.m.

Inter-segment revenue	(26)	(26)	n.m.	n.m.

Total continuing segment revenue/result	4,845	4,601	5	6	502	479	5	5

Reconciliations

Operating profit/segment result					502	479	5

Share of profits less losses of associates					2	3	(33)

Net finance expense					(97)	(105)	(8)

Income tax expense					(70)	(77)	(9)

Continuing operations net profit (loss)					337	300	12

Discontinued operations

Total discontinued segment result	1,023	1,186	n.m.	n.m.	77	74	n.m.	n.m.

Reconciliations

Operating profit/segment result					77	74	n.m.

Net finance expense					(2)	(7)	(71)

Income tax expense					(13)	(15)	(13)

Discontinued operations net profit (loss)					62	52	19

Total Group revenue/net profit (loss)	5,868	5,787	1	n.m.	399	352	13

*	References to comparable performance exclude the effects of currency translation differences and the impact of acquisitions and divestments on the results reported.	n.m. – not meaningful.

Strong volume growth in Brazil and Argentina and higher prices in Uruguay helped Decorative Latin America to deliver strong trading profit growth.

With good volume growth in North America, Asia and Latin America, trading profit for Packaging Coatings was significantly ahead of 2005. This business benefited from price increases introduced in 2005 to cover higher raw material costs.

National Starch
National Starch’s sales were 8% ahead of 2005 on a comparable basis, with growth in all businesses. Overall, gross margin percentages increased slightly and trading profit was 13% higher than last year on a comparable basis. Trading margin of 12.0% improved on 2005 (11.4%).

As reported sales were 7% up and trading profit was 13% ahead of 2005 as reported.

Adhesives
Adhesives sales were 5% ahead of 2005 with good growth in North America despite some slow-down in sales of construction-related products in the latter part of the year. There was double-digit sales growth in Latin America, whilst in Asia growth was strong in China, India and Vietnam. Raw material costs were higher. Despite success in increasing selling prices, gross margin percentages were slightly lower than last year, however, trading profit was 8% ahead of 2005.

Specialty Starch
Sales for food starches – particularly the premium ‘Novation’ range – were well ahead of 2005, and for industrial starches sales strengthened as the year progressed, resulting in overall sales growth of 8%. There was some relief from raw material costs as tapioca costs in Asia were lower than last year. This, together with improved product mix and some non-recurring cost benefits, resulted in trading profit increasing by 38% compared with 2005.

Specialty Polymers
Sales were 18% ahead of last year with strong growth in Europe and Asia and good growth in North America, although sales in Latin America were lower. Sales were well ahead for the three key businesses of Elotex, Alco and Personal Care. Despite selling price increases, higher raw material costs and the full year impact of the Celanese acquisition resulted in gross margin percentages being slightly lower, however, trading profit was 6% ahead of last year.

Electronic Materials
Sales growth of 11% was primarily due to strong growth for Ablestik as a result of strong demand from the semiconductor industry in response to the growth of demand for electronic devices such as mobile phones, digital cameras and MP3 players. Emerson & Cuming sales were ahead of last year. Regionally, sales growth was good in Europe and North America but sales in Latin America were lower. Gross margin percentages were significantly lower due to higher raw material costs, particularly for silver, however, trading profit was 5% ahead of last year.

10 ICI Annual Review 2006	www.ici.com

Back to Contents

Chief Financial Officer’s review

Regional and Industrial
Sales for the Regional and Industrial businesses were 5% ahead of 2005 with all principal businesses ahead. However, despite some respite in the third quarter, margins for pure terephthalic acid (PTA) were consistently lower than last year due to higher raw material costs and trading profit was thus sharply down on the previous year.

Discontinued operations
Quest
During 2006, Quest, ICI’s flavours and fragrance business, achieved good growth in sales for the Flavours business. Sales for the Fragrance business were also higher, with good growth for the personal care and fine fragrance sectors but fragrance ingredients sales were weaker. Trading profit was 18% ahead of 2005 as reported.

In November 2006, ICI reached an agreement to sell Quest to Givaudan SA for £1.2bn, with completion of the sale expected in Quarter 1, 2007.

Uniqema ICI’s oleochemicals and surfactants business, Uniqema, was sold to Croda International PLC in September for £410m. Proceeds from this sale helped to reduce the Group’s net debt.

As reported, sales were 3% higher than in the first eight months of 2005 and trading profit was 8% ahead.

Taxation
The adjusted tax rate for the continuing Group was 17% for the year compared with 21% in 2005. This primarily reflected a reduction in tax provisions following the settlement of various outstanding matters with tax authorities. Consequently, taxation on adjusted profit before tax for the continuing Group was £70m for the year, £7m below last year. The adjusted tax rate is calculated as taxation on continuing operations (excluding tax on special items) divided by adjusted profit before tax. Including tax on special items, taxation was £56m (2005 £68m). The tax rate of 17% is ICI’s best estimate of the Group adjusted tax rate for the next three years, whilst noting that the volatility of the tax charge is likely to increase.

Special items
After taxation, special items for continuing operations amounted to a loss of £38m (2005 gain of £29m). Special items in continuing operating profit were a charge of £71m primarily related to the transformation programme announced in the second quarter of the year, partially offset by a gain of £9m on the sale of fixed assets. Foreign exchange gains on debt previously hedging goodwill written off to reserves were £15m (2005 £2m).

Special items in operating profit for discontinued operations of £72m included a provision in respect of a fine of €91.4m imposed by the European Commission during the year in relation to alleged cartel activity in the European methacrylates market during a period from 1997 to 2002. The fine related to ICI’s period of ownership of ICI Acrylics, which ended in 1999 when the business was sold. ICI provided for the fine but has filed an appeal before the European Court of First Instance.

Profit on the sale of discontinued operations of £32m primarily reflected the £48m gain on the sale of Uniqema, partly offset by charges for previously divested activities.

Net profit and earnings per share
Adjusted net profit attributable to equity holders of the parent was £375m, compared with £321m in 2005. Net profit after special items was £329m compared with £420m last year.

Adjusted earnings per share for the year were 31.6p, compared with 27.1p for 2005, a 17% increase. Earnings per share after special items were 24.9p, compared with 32.9p for 2005.

Dividend and dividend policy
The Company’s dividend policy links growth in profit with growth in dividends and, at the same time, seeks to ensure that sufficient funds are available to the Group for investment in future profitable growth.

ICI’s continued intent is to grow dividends at about the same rate as the growth in net profit before special items attributable to equity holders of the parent. Consequently, the Board has declared a second interim dividend per £1 Ordinary Share of 4.75p (2005 3.95p), to bring the total dividend declared for 2006 to 8.90p (2005 7.70p).

Returns on capital employed
Higher trading profit in 2006 of £502m (2005 £479m) and the continued focus on managing working capital contributed to a significant rise in return on capital employed to 18.3% for the continuing Group.

Return on capital employed (ROCE) See page 25 for the method of calculating this performance measure.

Cash flow – management basis
The following analysis of cash flow, which relates to the table on page 12, distinguishes between cash flows which relate to operating activities and those which relate to investing activities. Included within operating activities are top-up payments to ICI’s pension funds, net finance payments, tax paid (excluding tax on disposals) and dividends paid. Included within investing activities are sales and purchases of property, plant and equipment, net proceeds from disposals of businesses, payments against disposal provisions which, in some cases, will continue for a number of years, and acquisition expenditure.

Operating activities
Net cash from operating activities for the year was an inflow of £191m compared with £359m last year. The reduced cash inflow was due to higher post-retirement benefit payments particularly due to a higher annual top-up payment of £122m to the ICI UK Pension Fund compared with £62m last year, together with higher cash outflows on restructuring. Movement in working capital was a small cash outflow for the year but overall working capital efficiency measured as average working capital as a percentage of sales once again improved. Earnings before interest, tax, depreciation and amortisation (“EBITDA”) was ahead of last year.

www.ici.com	ICI Annual Review 2006 11

Back to Contents

Chief Financial Officer’s review

Investing activities
Net cash from investing activities was an inflow of £110m for the year compared with an outflow of £112m last year. Net proceeds of £324m were received relating primarily to the divestment of Uniqema compared with net proceeds from divestments of £108m in 2005, mainly from the sale of the Vinamul Polymers business. Further cash flows relating to the sale of Uniqema are expected to be settled in 2007. Net proceeds offset capital expenditure of £150m (104% of depreciation) and payments in respect of disposals prior to 2004 of £41m which compared with £159m and £47m respectively last year.

Cash flow before acquisitions and divestments
Cash flow before acquisitions and divestments was an inflow of £26m compared with an inflow of £170m in 2005, the movement mainly reflecting higher restructuring costs and pension top-up payments.

Net debt
Cash inflow before financing for the year was £301m, compared with £247m in 2005. Consequently, with a favourable non-cash movement of £139m mainly due to exchange movements on the Group’s US dollar denominated debt and a £6m outflow from ESOP options exercised, net debt at the year end was £329m, £434m lower than at the beginning of the year.

Financing activities
Further to the cash inflow from operating activities and the cash inflow from investing activities, the cash flow from financing activities was an outflow of £212m (2005 outflow of £218m) principally comprising repayments of long-term loans of £146m (2005 £137m) and an outflow in respect of non-operating derivatives of £70m (2005 inflow of £26m). Movement in short-term borrowings resulted in a cash inflow of £7m compared with an outflow of £114m in 2005. Cash and cash equivalents at the end of 2006 were £589m, £73m higher than at the end of 2005.

Balance sheet
Total assets reduced from £4,865m at end 2005 to £4,289m at 31 December 2006, due principally to the £494m of assets disposed with the Uniqema business, together with the effect of exchange movements.

Total liabilities reduced from £5,355m at end 2005 to £4,478m at 31 December 2006. The reduction of £877m was primarily due to a £383m lower post-retirement benefit deficit, a £342m reduction of total borrowings (as part of the overall £434m reduction in net debt), and trade and other payables disposed of with Uniqema. The reduction in the post-retirement benefit deficit was due to the top-up contributions to the UK pension funds, favourable actuarial and exchange gains and the Uniqema disposal.

The net assets and equity of the Group increased from £(490)m at end 2005 to £(189)m at 31 December 2006. This reflected the net profit for the year of £329m, and net favourable other items of £78m included in the Statement of Group recognised income and expense.

Management summary of Group cash flow
		2005
	2006	(as restated)
	£m	£m

Operating activities

Adjusted net profit	399	352

Net finance expense	99	112

Depreciation and amortisation	150	169

Taxation	83	92

Earnings before interest, tax, depreciation and amortisation (EBITDA)	731	725

Post-retirement benefit charges	46	41

Taxation on associates	1	1

Movement in working capital	(5)	60

Outflows from special items	(68)	(53)

Post-retirement benefit payments[1]	(238)	(153)

Other items	1	(3)

Cash generated from operating activities	468	618

Net finance expense	(76)	(70)

Tax paid excluding tax on disposal of businesses	(84)	(83)

Dividends paid	(117)	(106)

Net cash inflow from operating activities[2]	191	359

Including net cash inflow from discontinued operating activities	29	57

Investing activities

Purchase of property, plant and equipment and intangibles	(150)	(159)

Sale of property, plant and equipment	26	17

Acquisitions	(31)	(23)

Net proceeds from disposal of businesses	324	108

Payments in respect of disposals prior to 2004	(41)	(47)

Tax paid in relation to disposals	(1)	(2)

Movement in current asset investments	(17)	(6)

Net cash inflow (outflow) from investing activities[3]	110	(112)

Including net cash inflow (outflow) from discontinued investing activities	243	(92)

Cash inflow before financing activities	301	247

Cash flow before acquisitions and divestments[4]	26	170

Reconciliation of movement in net debt

Opening net debt	(763)	(1,006)

Net cash inflow from operating activities	191	359

Net cash inflow (outflow) used in investing activities	110	(112)

Cash inflow before financing activities	301	247

ESOP share purchase/receipts from options exercised	(6)	–

Non-cash movement	139	(4)

Total movement in net debt	434	243

Closing net debt	(329)	(763)

1	Defined benefit payments only and excludes amount paid against restructuring provisions.

2	Including net cash inflows from discontinued operating activities.

3	Including net cash inflows (outflows) from discontinued investing activities.

4	Cash flow before acquisitions and divestments is as follows:

	2006	2005
	£m	£m

Cash flow before financing activities (included in the table above )	301	247

Acquisitions	31	23

Disposals	(324)	(108)

Tax paid in relation to disposals	1	2

Movement in current asset investments	17	6

Cash flow before acquisitions and divestments	26	170

12 ICI Annual Review 2006	www.ici.com

Back to Contents

Chief Financial Officer’s review

Board of Directors and Executive Management Team

1. Peter B Ellwood, CBE
Chairman
Appointed a Non-Executive Director and Deputy Chairman on 27 June 2003 and Chairman with effect from 1 January 2004.

Peter Ellwood was Group Chief Executive of Lloyds TSB Group plc from 1997 until his retirement in 2003. He is Chairman of the UK Royal Parks Advisory Board and The Work Foundation of Great Britain. He is also a Director of the Royal Philharmonic Orchestra and a Non-Executive Director of First Data Corporation, Inc. Aged 63.

2. John D G McAdam
Chief Executive
Appointed a Director on 1 March 1999 and Chief Executive on 9 April 2003.

John McAdam joined the Company in 1997 following the acquisition of the Unilever Speciality Chemicals businesses. He is a business leader with a strong focus on results and extensive knowledge of ICI’s operations around the world. He is the Senior Independent Director of J Sainsbury plc and a member of the University of Cambridge Chemistry Advisory Board. Aged 58.

3. Alan Brown
Chief Financial Officer
Appointed a Director and Chief Financial Officer on 14 November 2005.

Alan Brown joined Unilever in 1980 and held a variety of senior roles in the Company, culminating in his appointment in 2001 as Executive Chairman, Unilever China and, more recently, of Unilever Hong Kong. Aged 50.

4. David C M Hamill
Director
Appointed a Director on 8 December 2003. He is Chairman and Chief Executive of ICI Paints with regional oversight responsibility for Asia.

David Hamill joined ICI in 2003. Previously, he held senior management roles in Europe and Asia with Royal Philips Electronics, gaining considerable production, commercial, marketing and finance experience. Until December 2005 he was a Non-Executive Director of BPB plc. Aged 49.

5. Charles F Knott
Director
Appointed a Director on 1 September 2004. He is Chairman and Chief Executive of Quest International and has regional oversight responsibilities for Group activities in Europe, the Middle East and Africa. He also has Board responsibility for Sustainability.

Charles Knott joined National Starch and Chemical in 1984 and held a variety of positions in Europe, the USA and Asia Pacific. In April 2006, he was appointed a Non-Executive Director of Imperial Tobacco Group PLC. Aged 52.

6. Adri Baan
Non-Executive Director
Appointed a Non-Executive Director on 25 June 2001.

Adri Baan was an Executive Vice President of Royal Philips Electronics and President and Chief Executive Officer of their Consumer Electronics Division. He is currently a Non-Executive Director of International Power plc, Chairman of the Trust Office of KAS BANK NV, and Chairman of the Supervisory Board of AFM (the Authority for Financial Markets in the Netherlands). He is Chairman of the Supervisory Board of Hagemeyer NV and of Wolters Kluwer NV and a member of the Océ NV Supervisory Board. He is also on the Board of the Amsterdam Medical Centre, and is Vice Chairman of Koninklijke Volker Wessels Stevin NV. Aged 64.

7. Rt. Hon. Lord Butler of Brockwell, KG, GCB, CVO
Senior Independent Director
Appointed a Non-Executive Director on 1 July 1998. Since 1 January 2002 he has been the Board’s Senior Independent Director.

Lord Butler is currently Master of University College, Oxford and a Non-Executive Director of HSBC Holdings plc. He is also a trustee of the Globe Trust, a trustee of the Rhodes Trust and Chairman of the Churchill Museum UK Appeal Committee. He is also a member of The Foundation of the College of St George, Windsor Castle, the Mitsubishi Oxford Foundation and a Council member of The Ditchley Foundation. Aged 69.

8. Joseph T Gorman
Non-Executive Director
Appointed a Non-Executive Director on 20 September 2000. He is Chairman of the ICI Audit Committee.

Joseph Gorman is a trustee of the Centre for Strategic and International Studies and also serves the Council on Competitiveness as a co-industry vice chair and member of the executive committee. He was formerly Chairman and Chief Executive Officer of TRW Inc. He is currently a Director of Alcoa, Inc., The Procter & Gamble Company, National City Corporation and TMG International AB. Aged 69.

9. Richard N Haythornthwaite
Non-Executive Director
Appointed a Non-Executive Director on 20 February 2001. He is Chairman of the ICI Remuneration Committee.

Richard Haythornthwaite has over 25 years of international industry experience, holding senior positions in a wide range of organisations including BP and Premier Oil. More recently he was Chief Executive of Blue Circle Industries plc and of Invensys Plc.

He is a Managing Director of Star Capital Partners, Non-Executive Chairman of Mastercard, Inc, and the Almeida Theatre Company Limited and a Board Member of the British Council and the National Museum of Science & Industry. Aged 50.

10. Baroness Noakes, DBE
Non-Executive Director
Appointed a Non-Executive Director on 1 March 2004. Baroness Noakes has extensive experience both in the City, as a senior partner of KPMG, from which she retired in 2000, and as an adviser to the UK Government.

She is currently the Senior Independent Director at both Carpetright plc and SThree plc. She is also a Non-Executive Director of Hanson plc and the English National Opera and is a Trustee of the Reuters Founders Share Company. Aged 57.

The Executive Management Team comprises the Executive Directors and the following:

11. Rolf Deusinger
Appointed a member of the Executive Management Team in 2002. He is Executive Vice President Human Resources. He joined the Company in October 1999 having worked previously for Messer Griesheim GmbH and PepsiCo. Aged 49.

12. Andy M Ransom
Appointed a member of the Executive Management Team in 2005. He is General Counsel, Executive Vice President Mergers and Acquisitions and Company Secretary. Andy Ransom joined ICI in 1987 and held a number of senior legal and M&A positions in the UK, Canada and USA. Aged 43.

Officers of the Company

The persons listed above together with David J Gee, Executive Vice President, Regional and Industrial Businesses, are regarded as the Officers of the Company for the purposes of the Annual Report and Accounts.

New Directors appointed between Annual General Meetings to fill casual vacancies, or as additional Directors, retire at the Annual General Meeting following their appointment and are eligible for election. At each Annual General Meeting of the Company’s shareholders one-third of the other Directors, or if their number is not three or a multiple of three, the nearest to one-third (being those longest in office since their last election or re-election) also retire and are eligible for re-election. In addition, any Director who has been in office for three years or more since his or her last re-election shall retire at the Annual General Meeting.

William Powell stepped down from the Board in April 2006 and retired from the Group at the end of October 2006.

Adri Baan, David Hamill and Baroness Noakes retire under Article 96 of the Company’s Articles of Association. All three Directors are recommended for re-election.

In addition, Lord Butler retires in accordance with the policy set out on page 14. He is recommended for re-election.

All Executive Directors are employed on rolling contracts, subject to no more than one year’s notice.

No Director or Officer has a family relationship with any other Director or Officer.

www.ici.com	ICI Annual Review 2006 13

Back to Contents

Summary corporate governance report

Summary corporate governance report

Corporate governance
ICI is committed to high standards of corporate governance. The Group has applied the principles contained in Section I of the Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003 (referred to below as the Combined Code) and has complied throughout 2006, and to the date of this Annual Review, with the provisions set out therein as they apply to the Group.

The Board
The Board comprises the Chairman, Mr P B Ellwood, the Chief Executive, Dr J D G McAdam, three Executive Directors and five independent Non-Executive Directors (NEDs) including the Senior Independent Director, Lord Butler. Biographical details of all Directors are set out on page 13.

All Directors are equally accountable under the law for the proper stewardship of the Company’s affairs. The NEDs, however, have a particular responsibility to challenge constructively the strategy proposed by the Chief Executive and Executive Directors, to scrutinise performance, assess risk and the integrity of financial information and controls, and ensure appropriate remuneration and succession planning arrangements are in place in relation to Executive Directors and other senior executive roles.

The Board has assessed the independence of the NEDs against the criteria set out in the Combined Code on Corporate Governance and the New York Stock Exchange (NYSE) corporate governance rules save that in the case of the latter the Board has not sought to enquire into interests of Directors’ family members other than their spouse. The Board has concluded the Company complies with the requirements of the Combined Code and that all the NEDs are independent in character and judgement. On the same basis, Mr Ellwood was also independent when appointed Chairman.

All Directors are subject to re-election by shareholders at least every three years. Subject to satisfactory performance, NEDs are normally expected to serve two three-year terms commencing with the first Annual General Meeting after the date of their appointment. However, there may be circumstances where NEDs are invited to remain on the Board after the expiry of their second three-year term for a further period of up to three years. Any such invitation will be subject to the Director in question standing for annual re-election by shareholders. In accordance with this policy, Lord Butler will retire and stand for re-election at the next Annual General Meeting of the Company.

The principal Board Committees, which report to the Board, are the Nomination Committee, the Remuneration Committee and the Audit Committee. The Remuneration and Audit Committees meet at least quarterly and the Nomination Committee as and when required. Summary remits of these Committees are set out below and full terms of reference are available via the Investor Relations section of the Company’s website at www.ici.com and in paper form from the Company Secretariat on request.

Nomination Committee
The Nomination Committee comprises the independent NEDs under the Chairmanship of Mr Ellwood and is responsible for proposing new appointments of Directors to the Board and reviews succession plans and arrangements for the Board and Executive Management Team. It met on one occasion in 2006.

Remuneration Committee
The Remuneration Committee determines on behalf of the Board the Company’s policy on the remuneration of the Chairman, Executive Directors and the most senior management of the Company. The Committee determines the total remuneration packages for these individuals including any compensation on termination of office. It met on seven occasions in 2006.

The Committee comprises the independent NEDs under the Chairmanship of Mr R N Haythornthwaite.

The Summary Remuneration Report on pages 16 to 17 includes details of remuneration policy and practices, and information on the remuneration of Directors.

Audit Committee
The Audit Committee assists the Board in the discharge of its responsibilities for corporate governance, financial reporting and corporate control. The Committee also monitors the Group’s whistle-blowing procedures, ensuring that appropriate arrangements are in place to raise matters of possible impropriety in confidence, with suitable subsequent follow-up action. It met on four occasions in 2006.

The Committee comprises the independent Non-Executive Directors under the Chairmanship of Mr J T Gorman. The Board has determined that Mr Gorman and Baroness Noakes are the Audit Committee’s financial experts.

Audit and internal control
In accordance with the Turnbull Guidance for directors on internal control (the Turnbull Guidance in the Combined Code), the Board confirms that there is a process for identifying, evaluating and managing the significant risks to the achievement of the Group’s strategic objectives. The process has been in place throughout 2006 and up to the date of approval of the Annual Report and Accounts, and accords with the Turnbull Guidance. This process is regularly reviewed either directly by the Board or by the Audit Committee, which reports its findings for the consideration of the Board.

The Board also confirms that it is responsible for maintaining the Group’s system of internal controls and for reviewing its effectiveness. No significant shortcomings in internal control have been identified from the annual assessment.

Board effectiveness
All new Directors receive a formal induction tailored to their particular needs which includes, as appropriate, visits to key locations and meetings with senior executives. Throughout their period in office, Directors are continually updated on the Group’s business and the competitive and regulatory environment in which it operates. Directors are advised on appointment of their legal and other duties and obligations as a Director of a listed company and are periodically updated on these as part of their continuing professional development.

All Directors, including the Chairman, receive a formal performance evaluation to which all other members of the Board have an opportunity to contribute.

The NEDs meet twice a year with the Chairman and Chief Executive. These discussions include evaluation of Board and individual Director performance and succession plans.

In 2006, a review took place of the effectiveness of the Board and its principal Committees. The Directors were asked to complete questionnaires and to provide comments on Board and Committee procedures and effectiveness. The results of the evaluations were reviewed by the Chairman and the Company Secretary, prior to being presented to the Board as a whole. The collective view of Directors was that the Board and its committees were operating effectively.

US corporate governance compliance
As a consequence of its US listing, the Company is required to comply with the provisions of the Sarbanes-Oxley Act 2002, as it applies to foreign issuers. As at 31 December 2006, the Company was in compliance with all applicable rules and regulations arising from Sarbanes-Oxley. In particular, the Group has designed its processes, controls and procedures to meet the requirements of Section 404 of the Sarbanes-Oxley Act.

In accordance with recommendations issued by the US Securities and Exchange Commission (SEC), the Company has established a Disclosure Committee comprising appropriate senior executives from the ICI Corporate Centre: the General Counsel and Company Secretary, the Chief Financial Officer, the Vice President, Investor Relations and Corporate Communications, the Chief Internal Auditor and the Group Financial Controller. The Committee designs, maintains and evaluates the Company’s disclosure controls and procedures and reports its evaluation to the Chief Executive and Chief Financial Officer. In addition,

14 ICI Annual Review 2006	www.ici.com

Back to Contents

Summary corporate governance report

the Committee reviews the Company’s Annual Reports, interim results announcements and other significant materials disseminated to shareholders before they are released.

As a NYSE-listed foreign private issuer, ICI must comply with the NYSE’s corporate governance rules and must disclose any significant ways in which its corporate governance practices differ from those required to be followed by US companies under the NYSE listing standards. We believe the following to be the significant differences between our corporate governance practices and the NYSE corporate governance rules applicable to US companies.

Independent Directors
Under NYSE listing rules applicable to US companies, independent Directors must comprise a majority of the Board of Directors. The NYSE rules include detailed tests for determining Director independence while the Combined Code prescribes a more general standard for determining Director independence. The Combined Code requires a company’s Board to assess director independence by affirmatively concluding that the Director is independent of management and free from any business or other relationship that could materially interfere with the exercise of independent judgement.

The ICI Board does not have a majority of independent Directors. However, the Board includes a balance of Executive Directors and independent NEDs such that no individual or group can dominate the Board’s decision-making and the Company complies with the Combined Code.

The Board of ICI has assessed the independence of the NEDs against the criteria set out in the Combined Code and the NYSE corporate governance rules, save that in the case of the latter, the Board has not sought to enquire into the interests of Directors’ family members other than their spouse. On this basis the Board has concluded that all NEDs are independent.

Nominating/Corporate Governance Committee
US companies listed on the NYSE are required to have a Nominating/Corporate Governance Committee composed entirely of independent Directors with a charter that addresses the Committee’s purpose including the responsibility to develop and recommend to the Board a set of corporate governance principles.

ICI does not have a Nomination/Corporate Governance Committee. ICI’s Nomination Committee comprises the Company’s independent Non-Executive Directors and the Chairman who was deemed, under the Combined Code, to be independent on appointment. The responsibility for developing the Company’s corporate governance principles rests with the Board.

Non-management Directors’ meetings
Pursuant to NYSE listing standards for US companies, non-management Directors must meet on a regular basis without management present and independent Directors must meet separately at least once per year.

ICI’s NEDs meet twice a year with the Chairman and Chief Executive. These meetings include evaluation of Board and individual Director performance and succession plans. The Chairman and Chief Executive both absent themselves when their own performances are being assessed. Discussions are led by the Chairman, except when his own performance and succession is discussed, when the Senior Independent Director takes the Chair.

Adoption and disclosure of corporate governance guidelines
US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The Listing Rules of the UK Financial Services Authority require each listed company incorporated in the UK to include in its Annual Report and Accounts a narrative statement of how it has applied the principles of the Combined Code and a statement as to whether or not it has complied with the provisions of the Combined Code throughout the accounting period covered by the Annual Report and Accounts.

As stated on page 14, ICI has applied the principles contained in Section I of the Combined Code and has complied throughout 2006, and to the date of this Annual Review, with the provisions set out therein as they apply to the Company. The Combined Code does not require ICI to disclose the full range of corporate governance guidelines with which it complies.

In compliance with the governance rules of the NYSE and Rule 10A-3 of the Securities Exchange Act of 1934, the Company has determined that each member of the ICI Audit Committee satisfies the SEC independence requirements. Subsequent to this determination, the Company has filed with the NYSE a written affirmation that the Audit Committee complies with Section 303A of the NYSE’s Listed Company Manual.

Principles of business conduct
ICI’s reputation for high ethical standards is central to its business success. ICI’s Code of Conduct (“the Code”) provides guidance in this area. The Code was updated in 2006 and is being communicated throughout the Group. It applies to all ICI employees, including Directors and Officers. A confidential, independently operated, whistle-blowing service is also provided to enable staff to report any suspected non-compliance. The Code is published on the Company’s website (www.ici.com) and is available in paper form from the Company Secretariat on request.

A new updated Group Antitrust Compliance Policy has also been updated and the Company’s antitrust training programmes are being strengthened to support the objectives of the Policy.

Shareholder communications
Communications with shareholders are given a high priority. The Annual Review is sent to shareholders and a full Annual Report and Accounts is available by election or on request. At the half year, an interim report is sent to shareholders and the quarterly results are published via the London Stock Exchange and by press release. The Company’s financial reports are available to shareholders in paper and electronic form. The Company’s website (www.ici.com) provides financial and other information about ICI and contains an archive of past announcements and Annual Reports.

Shareholders have the opportunity to receive documents such as the Notice of Meeting, Form of Proxy, the Annual Report and Annual Review in electronic form via the internet rather than in paper form through the post. Shareholders choosing this option will receive a notification by email each time the Company publishes such documentation on its website. Shareholders may also appoint proxies electronically.

Overall responsibility for ensuring that there is effective communication with investors and that the Board understands the views of major shareholders rests with the Chairman, who makes himself available to meet shareholders for this purpose. On a day-to-day basis the Board’s primary contact with major shareholders is via the Chief Executive and Chief Financial Officer who have regular dialogue with individual institutional shareholders and deliver presentations to analysts after the quarterly results. The Senior Independent Director and other members of the Board, however, are also available to meet major investors on request.

The Board commissions an independent survey of investor views covering both the UK and US on a biennial basis which provides valuable feedback from investors.

Individual shareholders have the opportunity at the Annual General Meeting to question the Chairman and through him the Chairmen of the Remuneration and Audit Committees. As an alternative, shareholders may leave written questions for response by the Company. After the Annual General Meeting, shareholders can meet informally with the Directors.

Corporate governance rating
In a report issued in July 2006 by Governance Metrics International, a global corporate governance ratings agency, ICI was ranked among the top UK companies, with an overall global rating of 8.5 out of a possible 10.

www.ici.com	ICI Annual Review 2006 15

Back to Contents

Summary remuneration report

Summary remuneration report

The following is a summary of the full Remuneration Report that is contained on pages 45 to 56 of the ICI 2006 Annual Report and Accounts. The full Report can be found on the Company’s website (www.ici.com) or copies may be obtained on request from the Company Secretariat as noted on page 19.

Remuneration policy for Executive Directors
The Company’s remuneration policy for Executive Directors is determined by the Remuneration Committee and seeks to attract, retain, motivate and reward high calibre individuals, whilst maintaining a clear focus on shareholder value. Furthermore it requires that ICI’s reward plans reflect the scale and the structure of reward available in those organisations with which ICI competes for talent.

Consequently, the remuneration package for Executive Directors is based upon the following principles:

•	there should be a clear link between required performance and achievable reward. Performance-related elements should form a significant proportion of the total package;

•	the total package for on-target performance should be fully competitive in the relevant market;

•	incentives should align the interests of executives and shareholders and reward the creation of long-term value for ICI within a framework which enables risk to be assessed and managed; and

•	there should be flexibility, within clearly defined parameters, to meet critical resource needs and to retain key executives.

The Remuneration Committee seeks to take a prudent and responsible approach when applying this policy.

Reward components
During 2006, the Remuneration Committee reviewed the remuneration policy and proposes to make the changes for 2007 as summarised in outline below. Further details of these changes are contained in both the Notice convening the Company’s Annual General Meeting 2007 and in the full Remuneration Report:

•	ensure that the reward opportunity from both the short- and long-term incentive plans remains competitive;

•	re-balance the mix of long-term incentives between share options and the Performance Growth Plan (PGP) and pay dividends in respect of vested awards under the PGP; and

•	change and simplify the PGP performance criteria for divisional executives.

The changes provide for a higher degree of leverage. Indicatively, for the Chief Executive the total value of the package remains no higher than the UK market median.

Base salary
Base salaries for all Executive Directors are reviewed each year and are adjusted, where appropriate, to recognise the individual’s role, performance, position in their salary range and experience, as well as developments in the external executive pay market. The policy is to set base salaries within ranges positioned around the mid-market level for similar large international companies in the relevant national market.

Annual Incentive Plan
The Annual Incentive Plan is designed to motivate Executive Directors towards the achievement of the annual financial and strategic goals of the Company and its businesses. The level of annual reward opportunity for target bonus is set around the market median in the relevant national markets. The financial targets are derived from the Company’s planning processes, thereby providing alignment between key annual business targets and reward.

The target bonus opportunity available to the Chief Executive for 2007 will be increased from 50% to 70% of salary. The maximum opportunity that will be possible for significant over-achievement of the pre-set targets will be increased from 100% to 140%. For other Executive

Directors the target annual bonus will be increased from 50% to 60% and the maximum from 100% to 120%. These increases are in line with the Remuneration Policy and ensure the levels of bonus potential (both target and maximum) remain competitive with ICI’s comparator group of similar large international companies.

Long-term incentives
ICI’s long-term incentives are designed to focus Executive Directors on sustainable longer-term business performance of ICI, strengthening the alignment with shareholders. Long-term incentives are provided through a Performance Growth Plan (PGP) and an Executive Share Option Plan with performance conditions aligned to business strategy. Together, these plans are designed to deliver competitive rewards, relative to the appropriate national markets, for improved financial performance, share price appreciation and superior shareholder returns.

Under the PGP, conditional awards of ICI shares are granted to Executive Directors which are linked to ICI’s Total Shareholder Return (TSR) performance over a fixed three-year period versus a peer group of companies. The peer group companies represent key competitors of ICI’s International Businesses and companies comparable to ICI, selected by the Remuneration Committee on the basis of market location, size, portfolio and performance. TSR is the change in share price plus reinvested dividends. The performance conditions applying to PGP awards from 2007 to all Executive Directors will be as follows:

•	the number of shares earned under the PGP will depend wholly on the TSR for ICI relative to the TSR of each of the companies in ICI’s peer group; and

•	in addition, the Remuneration Committee must be satisfied that the underlying profit performance of ICI is sufficient to justify the receipt of shares under the PGP, notwithstanding the relative TSR achieved.

The maximum conditional award to be made in 2007, subject to shareholder approval, will be 160% of base salary. For the maximum awards to be paid, the TSR performance of ICI must be at the upper quartile or higher compared with the comparator companies in the peer group. For achieving median TSR performance, 20% of this maximum award will be paid. Awards are pro-rated between the median and upper quartile. No award will be paid for below median TSR performance.

The shares required to make awards under the PGP are provided via a trust funded by ICI. There is no dilution of the Company’s issued share capital as the shares are purchased in the market.

The current Executive Share Option Plan grants options that vest and become exercisable provided demanding Earnings per Share performance conditions are met. There is no retesting of these conditions after the three-year performance period. As part of the rebalancing of the mix of long-term incentives explained above, the maximum award of options in 2007 will reduce from prior year levels to 200% of base salary for the Chief Executive and 175% for other Executive Directors.

Options under the Plan must be held for a minimum of three years from date of grant before they can be exercised and lapse if not exercised within ten years. The shares to meet options exercised may be either bought in the market or provided by a new issue of shares. In the USA awards are made in the form of share appreciation rights.

Retirement and other benefits
The major element of the retirement and other benefits package is the retirement benefit. The nature and scale of the Executive Directors’ benefits packages are positioned around the median of the relevant national market. Except where current Executive Directors already participate in a defined benefit pension plan, retirement benefits are provided on a defined contribution basis, so that the costs to ICI are stable and predictable. Where possible, plans enable executives to make their own contributions in addition to those made by ICI. It is ICI’s policy, where this is in line with local practice, to fund for its retirement benefit liabilities.

16 ICI Annual Review 2006	www.ici.com

Back to Contents

Summary remuneration report

Performance Graph

Personal shareholdings
Executive Directors and senior executives are expected to build up personal shareholdings of ICI Ordinary Shares through the retention of shares acquired via Company share-based plans.

Remuneration Committee – role and membership
The Remuneration Committee determines, on behalf of the Board, the Company’s policy on the remuneration of the Chairman, Executive Directors and the most senior management of the Company.

The Committee is comprised exclusively of the independent Non-Executive Directors of the Company. The constitution and operation of the Committee comply with The Combined Code.

Chairman and Non-Executive Directors
The remuneration policy for the Chairman is determined by the Remuneration Committee. The remuneration policy for Non-Executive Directors is determined by the Board, within the limits set out in the Articles of Association. The Chairman and Non-Executive Directors are not eligible to participate in incentive plans.

Directors’ service agreements and letters of engagement
It is the Remuneration Committee’s policy that Executive Directors are employed on contracts subject to no more than 12 months’ notice, in accordance with current corporate governance best practice. The Remuneration Committee strongly endorses the principle of mitigation of damages on early termination of a service agreement.

Directors’ share interests
Full details of Directors’ share interests, share options and other share-based awards are contained in the full Remuneration Report that is available on request.

Full Remuneration Report The full Remuneration Report may be obtained from the Company’s website (www.ici.com) or from the Company Secretariat as noted on page 19.

Directors’ emoluments		Base	Annual	Benefits					Defined
(audited)		salaries	incentive	and other			Defined benefit		contribution
		and fees	payments	emoluments			pension plans		pension
		(notes 1, 2)	(note 3)	(note 4)	Total		(note 5)		plans

								Transfer value
							Accrued	of accrued
							pension	pension	Contributions

		2006	2006	2006	2006	2005	2006	2006	2006
	Notes	£000	£000	£000	£000	£000	£000 p.a	£000	£000

P B Ellwood	6	275			275	260

Dr J D G McAdam	7	768	518	19	1,305	1,201	590	10,653

A J Brown	4	415	278	137	830	77

D C M Hamill	4,7	430	200	121	751	803			27

C F Knott	2,4,7	388	252	88	728	669	213	2,773

W H Powell	1,2,7	102	63	5	170	612	308	4,200	5

A Baan	8	45			45	36

Lord Butler	8	55			55	46

J T Gorman	8	55			55	46

R N Haythornthwaite	8	55			55	46

Baroness Noakes	8	45			45	36

Directors in prior years	9					453

Total		2,633	1,311	370	4,314	4,285

(1)	Salaries for Executive Directors were reviewed with effect from 1 January 2006 and the figures shown for 2006 include increases ranging from nil to 9.7%. A nil adjustment was applied to any executive who was above the external market range and is a reflection of the application of the base salary policy and not the executive’s performance. The figures in the table are the annual rate of base salaries or fees in payment at 31 December 2006 except in respect of Mr Powell who stepped down as a Director on 6 April 2006 prior to his retirement on 31 October 2006.

(2)	Mr Knott has service agreements with Quest in both the Netherlands and the UK. Mr Knott’s annual base salary as at 31 December 2006 under these agreements comprised €400,000 and £114,750 respectively. The amounts reported for Mr Powell are the sterling equivalents of his US dollar emoluments in respect of the part of the year for which he was a Director, other than the defined benefit pension figures which are reported as at his date of retirement on 31 October 2006.

(3)	The annual bonus opportunity available to Executive Directors for 2006 for achievement of on-target performance was 50% of base salary with a maximum opportunity of 100% of base salary for significant over-achievement. During 2006, bonus targets focused on the delivery of profit, cash flow, return on capital employed, sales and the achievement of key strategic objectives. Bonus payments for 2006 performance are shown in the table above. Further detail on performance achieved is contained in the full Remuneration Report that is available on request.

(4)	Benefits include company car, medical insurance and life and long-term disability insurance (where not provided within pension benefit plans). Other emoluments comprise retirement benefit allowances payable in cash to Mr Hamill and to Mr Brown (full details are contained in the full Remuneration Report, available on request), a car allowance paid to Mr Brown in lieu of provision of a company car and an overseas allowance payable to Mr Knott.

(5)	Accrued pension payable at normal retirement age or date of retirement. A transfer value is the present value lump sum equivalent to the accrued pension benefit.

(6)	During 2006, Mr Ellwood elected to receive 30% of his fees in the form of ICI Ordinary Shares.

(7)	On 14 February 2007, the following Directors received shares under the Performance Growth Plan as a result of ICI’s TSR and/or their own Business performance: Dr McAdam (289,592 shares), Mr Hamill (158,823 shares), Mr Knott (138,442 shares) and Mr Powell (324,096 ordinary share equivalents). Further details of these awards and the performance achieved are contained in the full Remuneration Report. No gains were realised by current Executive Directors on the exercise of share options during 2006. Following his retirement, Mr Powell exercised share appreciation rights awards over the US ADR equivalent of 1,623,772 shares.

(8)	For 2006, the remuneration of Non–Executive Directors comprised an annual fee of £45,000. An additional £10,000 per annum was paid to the Chairman of Board Committees and to Lord Butler in respect of his position as Senior Independent Director.

(9)	Directors in prior years relates to remuneration to the late Mr Scott prior to his death in 2005.

www.ici.com	ICI Annual Review 2006 17

Back to Contents

Summary accounts and auditor’s report

Summary Group income statement
for the year ended 31 December 2006

			2006			2005 (as restated)

			Before			Before
			special	Special		special	Special
			items	items	Total	items	items	Total
		notes	£m	£m	£m	£m	£m	£m

	Continuing operations

	Revenue	2	4,845		4,845	4,601		4,601

	Operating costs		(4,382)	(80)	(4,462)	(4,159)	(2)	(4,161)
	(including special items of:

	restructuring costs			(80)	(80)		(5)	(5)

	post-retirement benefits)			–	–		3	3
	Other operating income		39	–	39	37	–	37

	Profits less losses on disposal of property, plant and equipment			9	9		7	7

	Operating profit (loss)		502	(71)	431	479	5	484

	Profits less losses on sale of continuing operations			4	4		13	13

	Share of profits less losses of associates		2	–	2	3	–	3
	Interest expense		(123)	–	(123)	(131)	–	(131)

	Interest income		44	–	44	56	–	56

	Foreign exchange gains on debt previously hedging goodwill written off to reserves			15	15		2	2

	Post-retirement benefit interest cost		(422)	–	(422)	(411)	–	(411)

	Post-retirement benefit expected return on assets		404	–	404	381	–	381
	Net finance expense		(97)	15	(82)	(105)	2	(103)

	Profit (loss) before taxation		407	(52)	355	377	20	397

	Income tax expense		(70)	14	(56)	(77)	9	(68)

	Net profit (loss) for the period from continuing operations		337	(38)	299	300	29	329

	Discontinued operations

	Profit (loss) for the period from discontinued operations		62	(69)	(7)	52	39	91

	(including special items of:
	fine			(62)	(62)		–	–

	restructuring costs			(7)	(7)		2	2

	post-retirement benefits)			–	–		37	37
	Profit less losses on disposal of discontinued operations			37	37		–	–

	Net profit (loss) for the period from discontinued operations		62	(32)	30	52	39	91

	Net profit (loss) for the period		399	(70)	329	352	68	420

	Attributable to equity holders of the parent		375	(80)	295	321	69	390

	Attributable to minority interests		24	10	34	31	(1)	30

	Earnings (loss) per £1 Ordinary Share

Basic	– Continuing operations				23.3p			25.5p

	– Discontinued operations				1.6p			7.4p

	– Total				24.9p			32.9p

	Dividend proposed per £1 Ordinary Share				8.9p			7.7p

Summary Group cash flow statement
for the year ended 31 December 2006

	2006	2005
	£m	£m

Net cash inflow from operating activities	191	359

Net cash inflow (outflow) from investing activities	110	(112)

Net cash (outflow) from financing activities	(212)	(218)

Cash and cash equivalents at beginning of period	516	469

Net cash inflow from all activities	89	29

Movement arising on foreign currency translation and other movements	(16)	18

Cash and cash equivalents at end of period	589	516

18 ICI Annual Review 2006	www.ici.com

Back to Contents

Summary accounts and auditor’s report

Summary Group balance sheet
at 31 December 2006

			2005
		2006	(as restated)
	notes	£m	£m

Non-current assets		1,917	2,612

Current assets		2,372	2,253

Total assets	2	4,289	4,865

Current liabilities		(2,370)	(2,195)

Non-current liabilities		(2,108)	(3,160)

Total liabilities	2	(4,478)	(5,355)

Net assets		(189)	(490)

Equity

Called-up share capital		1,193	1,192

Share premium account		936	934

Retained earnings and other reserves		(2,442)	(2,742)

Attributable to equity holders of the parent		(313)	(616)

Minority interests		124	126

Total equity	3	(189)	(490)

This summary financial statement was authorised for issue by the Board of Directors on 22 February 2007 and signed on its behalf by:

P B Ellwood CBE Director

A J Brown Director

Statement of the independent auditor
to the members of Imperial Chemical Industries PLC pursuant to Section 251 of the Companies Act 1985

We have examined the summary financial statement which comprises the summary Group income statement, summary Group balance sheet, summary Group cash flow statement, notes relating to the summary financial statement and summary Remuneration Report set out on pages 16 to 17.

This statement is made solely to the Company’s members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our work, for this statement, or for the opinions we have formed.

Respective responsibilities of Directors and Auditor
The Directors are responsible for preparing the Annual Review in accordance with applicable United Kingdom law.

Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the Annual Review with the full Annual Report and Accounts and the Directors’ Remuneration Report, and its compliance with the relevant requirements of section 251 of Companies Act 1985 and the regulations made thereunder.

We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6 “The auditor’s statement on the summary financial statement” issued by the Auditing Practices Board. Our report on the Group’s full Annual Accounts describes the basis of our audit opinion on those financial statements and the Directors’ Remuneration Report.

Opinion
In our opinion the summary financial statement is consistent with the full Annual Report and Accounts and the Directors’ Remuneration Report of Imperial Chemical Industries PLC for the year ended 31 December 2006 and complies with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London

22 February 2007

Summary financial statement
The summary financial statement in this Annual Review does not contain sufficient information to allow as full an understanding of the results of the Group and of the state of affairs of the Company or of the Group and of its policies and arrangements concerning Directors’ remuneration as would be provided in the full Annual Report and Accounts.

For further information, the full Annual Accounts, the Auditor’s Report on those accounts and the Directors’ Report should be consulted. Copies of the Annual Report and Accounts may be obtained free of charge from:

Company Secretariat
Imperial Chemical Industries PLC
20 Manchester Square
London
W1U 3AN
United Kingdom

www.ici.com	ICI Annual Review 2006 19

Back to Contents

Summary accounts and auditor’s report

Notes relating to the summary financial statement

1 Basis of presentation of financial information

This consolidated summary financial statement has been prepared in accordance with International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) and related IFRIC interpretations in issue, that have been endorsed by the European Commission and are effective at 31 December 2006, or which ICI has chosen to adopt early at 31 December 2006 (‘adopted IFRS’). This is the Group’s second consolidated summary financial statement in accordance with adopted IFRS. The Group’s transition date to IFRS was 1 January 2004.

IFRIC 4 Determining whether an Arrangement contains a Lease came into effect from 1 January 2006 and provides guidance on whether complex arrangements include a lease. As a result of this requirement, certain arrangements have required reclassification as leases. In accordance with the transitional provisions, this has resulted in additional assets of £13m being recognised on the balance sheet at 1 January 2005, offset by the recognition of associated finance lease creditors of £17m, which are included within net debt. As a consequence, net assets at 1 January 2005 were restated from £(310)m to £(314)m. Net debt at 1 January 2005 has been restated from £989m to £1,006m. Equity at 1 January 2005 has been restated from £(247)m to £(251)m. Operating profit for 2005 has increased slightly but has been offset by a similar increase in the net finance expense, consequently, profit before taxation for 2005 is unchanged.

2 Segment information

Business segments

	Segment		Segment profit		Segment profit
	revenue		before special items		after special items

				2005		2005
	2006	2005	2006	(as restated)	2006	(as restated)
	£m	£m	£m	£m	£m	£m

Continuing operations

Paints	2,414	2,306	257	253	240	248

Adhesives	1,052	1,005	83	75	61	76

Specialty Starches	502	465	60	43	58	43

Specialty Polymers	266	228	48	46	45	46

Electronic Materials	203	187	51	50	49	50

Total National Starch	2,023	1,885	242	214	213	215

Regional and Industrial	431	433	37	51	30	51

Total reporting segments	4,868	4,624	536	518	483	514

Corporate and other	3	3	(34)	(39)	(52)	(30)

Inter-segment revenue	(26)	(26)

Total continuing segment revenue/result	4,845	4,601	502	479	431	484

Reconciliations

Operating profit/segment result			502	479	431	484

Profit less losses on sale of continuing operations					4	13

Share of profits less losses of associates			2	3	2	3

Net finance expense			(97)	(105)	(82)	(103)

Income tax expense			(70)	(77)	(56)	(68)

Continuing operations net profit (loss)			337	300	299	329

Discontinued operations

Quest	588	560	61	52	54	63

Uniqema	435	626	16	22	13	40

Other	–	–	–	–	(62)	–

Total discontinued segment revenue/result	1,023	1,186	77	74	5	103

Reconciliations

Operating profit/segment result			77	74	5	103

Profit less losses on sale of discontinued operations			–	–	32	7

Net finance expense			(2)	(7)	(2)	(7)

Income tax expense			(13)	(15)	(5)	(12)

Discontinued operations net profit (loss)			62	52	30	91

Total Group revenue/net profit	5,868	5,787	399	352	329	420

During the year, the Group changed its reporting segments. The National Starch business, previously reported as one segment, is now reported as four segments: Adhesives, Specialty Starches, Specialty Polymers and Electronic Materials. This change reflects a move to global business units during 2006. Information is also provided for the entirety of the National Starch business as it is an important part of the organisation. Current and prior year segment information has been updated for the change. The other reporting segments within continuing operations are Paints and Regional and Industrial and, within discontinued operations, Uniqema, which was divested in September 2006 and Quest, the disposal of which was announced in November 2006. Corporate and other represents the shared costs that are not directly attributable to individual segments.

20 ICI Annual Review 2006	www.ici.com

Back to Contents

Summary accounts and auditor’s report

2 Segment information (continued)

Business segments

	Goodwill included		Segment		Segment
	in segment assets		assets		liabilities

				2005		2005
	2006	2005	2006	(as restated)	2006	(as restated)
	£m	£m	£m	£m	£m	£m

Paints	252	256	1,186	1,231	528	516

Adhesives	163	181	649	715	217	221

Specialty Starches	7	7	409	447	71	78

Specialty Polymers	5	6	138	144	40	38

Electronic Materials	55	62	148	159	24	24

Total National Starch	230	256	1,344	1,465	352	361

Quest	18	17	366	374	98	96

Uniqema	–	13	–	459	–	116

Regional and Industrial	12	14	270	309	91	94

Total reporting segments	512	556	3,166	3,838	1,069	1,183

Corporate and other	–	–	68	83	150	144

	512	556	3,234	3,921	1,219	1,327

Unallocated†			1,055	944	3,259	4,028

Total Group	512	556	4,289	4,865	4,478	5,355

†	Unallocated assets mainly comprise post-retirement benefit assets, deferred tax assets, investments in associates, cash and cash equivalents, financial assets and other non-operating debtors. Unallocated liabilities mainly comprise post-retirement benefit liabilities, provisions, tax liabilities, financial liabilities, current tax liabilities and other non-operating creditors.

Geographical segments

	Revenue by location		Segment		Segment
	of customer		assets		liabilities

				2005		2005
	2006	2005	2006	(as restated)	2006	(as restated)
	£m	£m	£m	£m	£m	£m

United Kingdom	690	611	502	542	308	307

Continental Europe	1,145	1,251	592	825	194	241

North America	1,861	1,870	1,080	1,378	304	357

Latin America	502	460	250	267	124	115

Asia	1,467	1,395	752	840	272	287

Other countries	203	200	58	69	17	20

	5,868	5,787	3,234	3,921	1,219	1,327

Unallocated†			1,055	944	3,259	4,028

Total Group	5,868	5,787	4,289	4,865	4,478	5,355

Revenue by customer location in the table above relates to total operations. For continuing operations, the analysis of revenue is as follows: United Kingdom £603m (2005 £529m), Continental Europe £794m (2005 £813m), North America £1,598m (2005 £1,560m), Latin America £422m (2005 £381m), Asia £1,319m (2005 £1,216m), and other countries £109m (2005 £102m).

†	Unallocated assets mainly comprise post-retirement benefit assets, deferred tax assets, investments in associates, cash and cash equivalents, financial assets and other non-operating debtors. Unallocated liabilities mainly comprise post-retirement benefit liabilities, provisions, tax liabilities, financial liabilities, current tax liabilities and other non-operating creditors.

www.ici.com	ICI Annual Review 2006 21

Back to Contents

Summary accounts and auditor’s report

Notes relating to the summary financial statement

3 Reconciliation of changes in equity

		Share				Equity
	Share	premium	Translation	Other	Retained	holders of	Minority	Total
	capital	account	reserve	reserves	earnings	the parent	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2005 (as reported)	1,191	933	(31)	11	(2,436)	(332)	85	(247)

IFRIC 4 adjustments					(3)	(3)	(1)	(4)

At 1 January 2005 (as restated)	1,191	933	(31)	11	(2,439)	(335)	84	(251)

IFRS 2005 transition adjustments	–	–	–	(1)	(62)	(63)	–	(63)

Total recognised income and expense			75	5	(200)	(120)	38	(82)

Dividends					(91)	(91)	(17)	(108)

Other movements	1	1	–	–	(9)	(7)	21	14

At 31 December 2005 (as restated)	1,192	934	44	15	(2,801)	(616)	126	(490)

Total recognised income and expense			(70)	3	452	385	22	407

Dividends					(96)	(96)	(19)	(115)

Other movements	1	2			11	14	(5)	9

At 31 December 2006	1,193	936	(26)	18	(2,434)	(313)	124	(189)

IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement came into effect on 1 January 2005 and the Group took the exemption not to restate comparatives. As a result of these standards, a number of financial instruments were recognised or revalued in the opening balance sheet at 1 January 2005, decreasing reserves by £63m. This adjustment principally relates to own shares that the Group has acquired, or is committed to acquire, under forward contracts, to hedge its obligations under various share option schemes, partly offset by the release of a provision held under UK GAAP relating to the same liability.

4 Dividends

	2006	2005
	Pence	Pence
	per £1	per £1
	Ordinary	Ordinary	2006	2005
	Share	Share	£m	£m

2005 second interim, paid 14 April 2006	3.95	3.90	47	46

2006 first interim, paid 6 October 2006	4.15	3.75	49	45

Amounts recognised as distributions to equity holders in the period	8.10	7.65	96	91

	2007

	Pence
	per £1
	Ordinary
	Share	£m

2006 second interim, payable on 13 April 2007	4.75	56

The proposed 2006 second interim dividend will be submitted to the shareholders for confirmation at the Annual General Meeting and has not been recognised as a distribution to equity holders in reserves or included as a liability in these financial statements.

5 Auditor’s Report

The Auditor’s Report on the full accounts for the year ended 31 December 2006 was unqualified and did not include a statement under Section 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or Section 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

22 ICI Annual Review 2006	www.ici.com

Back to Contents

Shareholder information

Shareholder information

Quarterly results
Unaudited trading results of the ICI Group for 2007 are expected to be announced as follows:

First quarter	3 May 2007
Half year	2 August 2007
Nine months	1 November 2007
Full year	7 February 2008

Dividend payments
A second interim dividend for the year 2006, which the Annual General Meeting will be asked to confirm, is payable on 13 April 2007 to holders of Ordinary Shares registered in the books of the Company on 2 March 2007. Dividends are normally paid as follows:

First interim: Announced with the half year results and paid in early October; Second interim: Announced with the full year results and paid in mid- to late April.

Analyses of shareholdings
The following tables analyse the holdings of Ordinary Shares at the end of 2006:

By size of account	Number
	of Ordinary	Number
	shareholders’	of shares
Size of holding	accounts	(millions)%

1-250	51,166	6	–
251-500	25,523	9	1
501-1,000	21,645	16	1
1,001-5,000	18,782	36	3
5,001-10,000	982	7	1
10,001-50,000	541	11	1
50,001-1,000,000	516	143	12
Over 1,000,000	174	964	81

All holdings	119,329	1,192	100

By category	%

UK

Pension funds	15
Life assurance	13
Mutual funds	25
Individuals	12
Others	5

70

Overseas	30

100

In addition to the number of registered shareholders shown, there are approximately 8,300 holders of ADRs. The ADRs, each of which evidences one ADS, which represents four £1 Ordinary Shares, are issued by Citibank Shareholder Services.

Set out below is information regarding interests in the Company’s £1 Ordinary Shares, as at 19 February 2007:

	Amount
	owned
	(number of	%
Identity of Group	shares) millions	of class

Legal & General	71.6	5.99

Capital International	71.4	5.98

Barclays Bank	71.3	5.98

Citibank Shareholder Services	53.8	4.50

Standard Life	47.4	3.97

Dodge & Cox	40.6	3.40

No other person held an interest in shares, comprising 3% or more of the issued Ordinary Share Capital of the Company.

Stock exchange listings and US filings
ICI Ordinary Shares are listed on the London Stock Exchange and in the form of ADSs on the New York Stock Exchange.

The Company from time to time files reports with the United States Securities and Exchange Commission. Reports filed since 4 November 2002 can be viewed online at www.sec.gov.

A copy of each report filed within the preceding 12 months can be inspected by any shareholder or ADR holder during normal business hours at the offices of Imperial Chemical Industries PLC, 20 Manchester Square, London W1U 3AN.

Capital gains tax information for UK shareholders
In certain circumstances, when a shareholder in the UK sells shares, liability to tax in respect of capital gains is computed by reference to the market value of the shares on 31 March 1982. The market value of ICI Ordinary Shares at 31 March 1982, for the purposes of capital gains tax, was 309p.

ICI demerged its bioscience business to Zeneca Group PLC on 1 June 1993. Post-demerger ICI shares inherited a base cost for capital gains equivalent to 0.50239 of their pre-demerger base cost.

For the purposes of UK taxation of capital gains (CGT), the issue of new ICI shares in the 2002 rights issue was regarded as a reorganisation of the share capital of ICI. New shares acquired by taking up an entitlement under the rights issue were treated as the same asset as, and having been acquired at the same time as and at the same aggregate cost as, the prior holding of ICI shares. The subscription money for the new shares was added to the base cost of the existing holding. (In the case of shareholders within the charge to corporation tax, indexation allowance applies to the amount paid for the new shares only from the date the amount was paid or liable to be paid.)

Annual Report and Accounts
Any shareholder who received only the Annual Review this year will continue to do so in future years. To receive the full Annual Report and Accounts shareholders should write to the Company Secretariat at the Registered Office.

Company website
ICI’s corporate website, www.ici.com, provides financial and other useful information about ICI including:

•	the latest news about the Company, together with information on its strategy, technology, the markets in which it operates and its leadership team;

•	an archive of past financial announcements, presentations and financial statements;

•	details of the Company’s commitment to corporate governance;

•	documentation mailed to shareholders, such as the Notice of Annual General Meeting and the Annual Report;

•	important information for investors, such as dividend payment dates, current and historic share price data, AGM voting results and details of services and facilities available to shareholders; and

•	sustainability programmes and performance information.

Shareholders can register via the ICI website to receive an automatic notification when any press releases are made by the Company. An email facility is also provided to enable shareholders to contact the Company.

www.ici.com	ICI Annual Review 2006 23

Back to Contents

Shareholder information and forward-looking statements

Registrar and Transfer Office Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA Telephone 0870 600 3993

Dividend mandate
Any shareholder wishing dividends to be paid directly into a bank or building society account should contact the Registrar for a dividend mandate form. Dividends paid in this way will be paid through the Bankers Automated Clearing System (BACS).

Electronic Communications
Shareholders may now receive the Annual Report and Accounts and the Annual Review electronically. There are a number of advantages in opting to receive shareholder documentation in electronic form, including: faster delivery of documents; documents may be read and downloaded at the shareholder’s convenience; confirmation of transmission of proxy forms; improved security procedures for verifying proxy forms; potential cost savings for the Company; and the saving of environmental resources.

To register for electronic communications, shareholders should visit the website at www.ici.com

Share dealing service
The Company has arranged a share dealing service through The Share Centre Limited, a member of the London Stock Exchange, under which existing and new shareholders may buy or sell ICI shares. Further information may be obtained from:

The Share Centre Limited PO Box 2000 Aylesbury Buckinghamshire HP21 8ZB Telephone: 01296 414 144

The publication of the information above in relation to the share dealing service has been approved for the purposes of Section 21 of the Financial Services and Markets Act 2000 by The Share Centre Limited, which is a member of the London Stock Exchange and is authorised and regulated by the Financial Services Authority under reference 146768.

ADR Depositary Citibank Shareholder Services is Depositary for ICI’s American Depositary Receipts. Shareholder enquiries may be directed to:

Citibank Shareholder Services PO Box 43077 Providence, RI 02940-3077 USA US calls (toll free number): 1-877-CITI-ADR (1-877-248-4237) Non-US calls: 1-781-575-4555

Email enquiries to: citibank@shareholders-online.com

Auditor: KPMG Audit Plc 8 Salisbury Square London EC4Y 8BB

ICI Registered Office: 20 Manchester Square London W1U 3AN Telephone +44(0)20 7009 5000

Forward-looking statements
This Annual Review contains statements concerning the Group’s business, financial condition, results of operations and certain of the Group’s plans, objectives, assumptions, projections, expectations or beliefs with respect to these items. These statements are intended as forward-looking statements within the meaning of the US Private Securities Litigations Reform Act of 1995. These statements include, without limitation, those concerning: the Group’s strategy and its ability to achieve it; the benefits of the restructuring programmes in the Group’s businesses; the Group’s net debt; the Group’s credit rating; expectations regarding sales, operating profit and growth; plans for the launch of new products and services; the impact of regulatory initiatives on operations and costs; the Group’s possible or assumed future results of operations; capital expenditure and investment plans; adequacy of capital and liquidity; financing plans; the Group’s retirement benefit schemes; the outcome of claims and litigation; and statements preceded by, followed by or that included the words “believe”, “expect”, “intend”, “will”, “plan”, “anticipate”, “goal”, “aim”, “seeks”, or similar expressions.

The Company cautions that any forward-looking statements in this Annual Review may, and often do, vary from actual results and the differences between these statements and actual results can be material. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only at their respective dates. The Company undertakes no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Annual Review, including, without limitation, changes in the Group’s business or acquisition or divestment strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things: the impact of competitive products and pricing; changes in the price of raw materials; the occurrence of major operational problems; the loss of major customers; limitations imposed by the Group’s indebtedness and leverage; a credit rating downgrade by the rating agencies; contingent liabilities, including those arising in connection with disposed businesses; risks associated with the Group’s international operations; risk of claims and litigation; financial performance of the Group’s retirement benefit schemes; and other factors described in the Company’s filings with the US Securities and Exchange Commission.

24 ICI Annual Review 2006	www.ici.com

Back to Contents

Definitions

Definitions
Adjusted earnings per share		Net profit before special items attributable to the equity holders of the parent, divided by weighted average number of shares in issue (less weighted average number of shares held by the Group’s employee share plans) during the period.

Adjusted net profit		Net profit before special items attributable to equity holders of the parent.

Adjusted profit before taxation		Profit of continuing operations before taxation and special items.

Cash flow before acquisitions and divestments*		Cash flow from operating activities after capital expenditure and proceeds from sale of property, plant and equipment less payments made in respect of disposals prior to 2004.

Comparable*		Results excluding the effects of currency translation differences and the impact of acquisitions and divestments. At a Group level this refers to continuing operations only. Comparable profits and losses are quoted before accounting for special items.

Continuing		ICI’s continuing operations comprise the Paints, Adhesives, Specialty Starches, Specialty Polymers, Electronic Materials, and Regional and Industrial businesses, Corporate and other.

Earnings before interest, tax, depreciation and amortisation (EBITDA)*		Profit before interest, taxation, depreciation, amortisation of intangibles and before special items.

Earnings per share		Net profit after special items attributable to the equity holders of the parent, divided by the weighted average number of shares in issue (less the weighted average number of shares held by the Group’s employee share plans) during the period.

Gross margin*		Sales value less the variable and fixed costs directly associated with the manufacture and distribution of the goods sold.

IAS/IASB		International Accounting Standard/International Accounting Standards Board.

IFRS		International Financial Reporting Standards.

Interest cover*		Calculations of interest cover are based on the sum of the Group’s operating profit before special items from continuing and discontinued operations, post-retirement benefit finance charges, the Group’s share of net associated company income (associates’ trading profit less taxation and net finance expense of associates) divided by the net of interest expense and income of the Group (excluding share of net finance expense of associates and post-retirement benefit finance expense).

Net debt		The borrowings of ICI – comprising loans and short-term borrowings other than overdrafts together with related derivatives, obligations under finance leases and the liabilities associated with the forward contracts for the acquisition of own shares (the extent that the contracts are “out of the money”) – less cash (including overdrafts), cash equivalents and current asset investments.

Return on capital employed (ROCE)		Trading profit after amortisation of intangibles, before special items, after restructuring amortisation* and after a tax charge† for the last 12 months divided by the average of capital employed for this current period end and that of the 12 months previously, expressed as a percentage.

Notes:
	*	Cash expenditure on restructuring is capitalised in each year that expenditure occurs and is then amortised over three years starting on 1 January following the year of the expenditure.

	†	A tax charge is applied to the trading profit (before amortisation of intangibles and after restructuring amortisation). In view of the potential for volatility in the Group’s adjusted tax rate, a rate of 20% has been used in 2006 (2005 21%).

Capital employed: Net operating assets plus net operating special items.

Net operating assets: Property, plant and equipment plus goodwill on acquisitionsø plus operating working capital.

	ø	Goodwill on acquisitions relates to goodwill capitalised on the balance sheet and, therefore, excludes goodwill arising prior to 31 December 1997 (largely that arising on the acquisition of the Unilever Speciality Chemical businesses) which has been charged directly to reserves.

Net operating special items: For financial ratio calculation purposes only, this is defined as:

Asset write downs arising on restructuring plus cash cost of restructuring before tax and after amortisation: for financial ratio purposes only, cash expenditure is capitalised in each year that expenditure occurs and is then amortised over three years starting on 1 January following the year of expenditure.

Special items		Special items are those items of financial performance that should be separately disclosed to assist in the understanding of the financial performance achieved by the Group and in making projections of future results, as explained in IAS 1 Presentation of Financial Statements. Special items include items relating to both continuing and discontinued businesses.

Trading margin*		Trading profit expressed as a percentage of sales.

Trading profit		Operating profit before special items. At a Group level, this refers to continuing operations only.

*	Management believes these measures are important financial indicators, however, they should not be considered in isolation or as an alternative to operating profit or net profit or cash flow from operating activities, in each case determined in accordance with IFRS.

Words within single quotation marks, the letters ICI, the Roundel Device, National Starch, Quest and Uniqema are all trademarks of the ICI Group of companies.

Printed in Great Britain on paper Certified as a FSC mixed sources grade containing 50% recovered waste and 50% virgin fibre and produced at a mill which has been certified to ISO 14001 Environmental Management Standard. Design: Corporate Edge. Print: St Ives Westerham Press

www.ici.com	ICI Annual Review 2006 25

Back to Contents

leadership in formulation science